June 27, 2007

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

Attention: Donna Levy, Attorney

100 F. St. N.E.

Washington, D.C. 20549

Mail Stop 7010

Re:	HQ Sustainable Maritime Industries, Inc. (the “Registrant”)

Form RW—Application for Withdrawal of Registration Statement on

Form SB-2 (File No. 333-139454) filed on December 18, 2006, Amendment

No. 1 filed on April 20, 2007, Amendment No. 2 filed on May 24, 2007 and

Amendment No. 3 filed on June 1, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, HQ Sustainable Maritime Industries, Inc. (the “Registrant”) hereby respectfully requests that its Registration Statements on Form SB-2, Commission File No. 333-139454 (the “Registration Statement”) and all the amendments and exhibits thereto, be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registrant filed the Registration Statement on December 18, 2006 to register 4,200,000 shares of its common stock to be sold in a public offering (the “Offering”), of which Roth Capital Partners LLC and Ladenburg Thalmann & Co. Inc. act as the underwriters. The Registrant has decided not to proceed with the Offering at this time. The Registration Statement has not become effective and no securities were sold in connection with the Offering.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Howard Jiang (212-891-3982) of Baker & McKenzie LLP, 1114 Avenue of the America, New York, New York 10036, the Registrant’s outside legal counsel.

Very truly yours, HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer